August 20, 2025

Alex Xu
Chief Financial Officer
Qfin Holdings, Inc.
7/F Luijazui Finance Plaza, No. 1217 Dongfang Road
Pudong New Area, Shanghai 2000122 PRC

       Re: Qfin Holdings, Inc.
           Form 20-F for the year ended December 31, 2024
           File No. 001-38752
Dear Alex Xu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Haiping Li